UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject	:	Update on re-appointment of Joint Statutory Auditors

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

This has reference to the disclosure made by ICICI Bank Limited (Bank) on April 19, 2025, wherein the Bank had informed that its Board of Directors had approved the re-appointment of M/s. B S R & Co. LLP, Chartered Accountants (Registration No. 101248W/W100022) and M/s. C N K & Associates LLP, Chartered Accountants (Registration No. 101961W/W100036) as the joint statutory auditors of the Bank (Joint Statutory Auditors) to hold office from the conclusion of the Thirty-First Annual General Meeting (AGM) till the conclusion of the Thirty-Third AGM of the Bank, subject to them continuing to fulfil the applicable eligibility norms and approval of RBI, Members and other approvals as may be necessary or required.

The Bank has received approval from RBI today for the re-appointment of the said Joint   Statutory Auditors for FY2025-26.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 19, 2025	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Associate Leadership Team